September 5, 2019

John Sheehan
Chief Financial Officer
Terex Corporation
200 Nyala Farm Road
Westport, CT 06880

       Re: Terex Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 25, 2019
           File No. 001-10702

Dear Mr. Sheehan:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery